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                            May 27, 2021

       Bret Yunker
       Chief Financial Officer
       Caesars Entertainment, Inc.
       100 West Liberty Street, 12th Floor
       Reno, NV 89501

                                                        Re: Caesars
Entertainment, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-36629

       Dear Mr. Yunker:

               We have reviewed your May 17, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 4, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations,
       Key Performance Metrics, page 36

   1. We note your response to prior comment 1. You state that you believe the quantification and disclosure of key
performance indicators would not have provided information helpful in understanding your
operating trends and results, due to the material adverse impact of
                                                        COVID-19 on and
inclusion of Caesars Entertainment Corporation   s operations from date
                                                        of merger in your 2020
results. However, we note that the quantification of such material effects due to known
trends and uncertainties can also provide readers a better
                                                        understanding of those
effects and their importance. In addition, we note that
                                                        performance metrics can
allow management to share with investors how management is
                                                        analyzing the current
and potential impact of COVID-19 on the company's operating
 Bret Yunker
Caesars Entertainment, Inc.
May 27, 2021
Page 2
         results. In this regard, explain further why you believe it is not necessary to provide quantified key performance metrics for 2020 and 2019 along with relevant discussion explaining the year-over-year variances in these metrics. We refer you to Section III.B.1 and B.3 of SEC Release No. 33-8350 and CF Disclosure Guidance: Topics No. 9 and 9A.


       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick,
Assistant Chief Accountant at (202) 551-3295 if you have questions.



FirstName LastNameBret Yunker                                Sincerely,
Comapany NameCaesars Entertainment, Inc.
                                                             Division of
Corporation Finance
May 27, 2021 Page 2                                          Office of Real
Estate & Construction
FirstName LastName